January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ruairi Regan

Re:	Primavera Capital Acquisition Corporation

Registration Statement on Form S-1

Filed January 6, 2021, as amended

File No. 333-251917

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Primavera Capital Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 21, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 1,300 copies of the Preliminary Prospectus dated January 15, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.
as Representatives of the Several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christopher Laskowski
	Name:	Christopher Laskowski
	Title:	Managing Director

[Signature Page to UW Acceleration Request]